N E W S R E L E A S E

August 11, 2008

SECOND QUARTER 2008 FINANCIAL RESULTS

Nevsun Resources Ltd., (NSU-TSX/AMEX) (“Nevsun”) wishes to announce its results for the second quarter of 2008. Complete details of the June 30, 2008 interim financial statements and Management's Discussion and Analysis can be found on the Nevsun website at www.nevsun.com as well as on Sedar at www.sedar.com  and EDGAR at http://www.sec.gov/edgar/searchedgar/webusers.htm.

The Company’s cash position at June 30, 2008 was approximately US$58 million.  The income for the quarter was US$2.6 million as compared to a loss of US$4.7 million for Q2 2007. The main reason for the improvement in operating results was the disposal of Nevsun’s Mali assets, resulting in a gain on sale of US$3.8 million.

In January 2008 the Company received US$25 million related to the provisional payment on acquisition by ENAMCO (Eritrean National Mining Corporation) of its contributing 30% interest in Bisha. In addition, ENAMCO continues to fund its one third share of the Bisha project costs. The Company effectively has a 90% interest in the net present value of the project, 30% of which will be received shortly after the start of production (less the US$25m prepayment received in January 2008).

In May 2008 the Company received US$20 million, plus a 1% smelter return royalty interest, in connection with the sale of its Malian assets and in July 2008 the Company received US$3 million in connection with the final settlement for the 2007 sale of its Ghanaian assets

Nevsun’s key asset is the high-grade gold/copper/zinc Bisha project in Eritrea, East Africa. Following the issue of the Bisha Mining License, announced January 8, 2008, the following decisions and updates have been made concerning the Bisha project:

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Decisions by both the Nevsun board and the board of the project subsidiary, Bisha Mining Share Company (BMSC), to progress the project to production.

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Endeavour Financial, the project finance advisor for Bisha, completed a financing Information Memorandum for circulation to traditional sources of project debt. Numerous responses were received indicating strong interest to provide finance for the project.  A site visit for interested bankers and debt providers is scheduled for late August 2008.

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The capital and operating costs for the project have been updated following recent engineering design by SENET, the selected EPCM contractor for the project. The current estimate for the pre-production capital cost is approximately US$250m, representing a 25% increase over the 2006 Feasibility Study estimate.

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With the above cash position, and considering the revised capital cost of the Bisha project, Nevsun should not be required to raise any further capital by way of equity issues. It is anticipated that the project capital will be supplied by its shareholders, and traditional sources of project debt finance or off-take arrangements. Due to the robust nature of its cash flow, the project has the capacity to be strongly levered.

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Orders placed in February 2008 for the semi-autogenous (SAG) and ball mills. These are the longest lead items for the project and are expected to be manufactured, delivered and installed by December 2009. Project capital purchases have continued on a routine basis in step with project schedule and as at June 30 2008 US$27 million had been expended or committed which at that time represented approximately 11% of the projected pre-production capital spend of the project. In addition, rates for steel requirements have now been fixed.

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Financial scenarios and sensitivity review (all after tax):

Recent metals prices scenario:

Metal prices

- Au $850/oz, Cu $3.40/lb, Zn $0.75/lb, Ag $15/oz

Rate of Return

- 60%

Cumulative cash flow

- $1,527 million

NPV (10%discount)

- $738 million

Payback

- 1.2 years    (pre-production capital payback)

Life of mine operating cost

- $33.35 /tonne of ore milled, excluding royalties

August 2008 base case scenario (more conservative metal prices):

Metal prices

- Au $700/oz, Cu $1.80/lb, Zn $0.60/lb, Ag $10/oz

Rate of Return

- 36%

Cumulative cash flow

- $607 million

NPV (10% discount)

- $267 million

Payback

- 1.6 years    (pre-production capital payback)

The Company looks forward to progressing Bisha through to production with the continued full support of the Eritrean Government.

Forward Looking Statements: The above contains forward-looking statements concerning funds to be received for the Company’s Bisha property in Eritrea,  future financing and anticipated financial health,  capital and operating costs, order delivery times and financial scenarios for future mine production.  Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved.  Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those described in the Management Discussion and Analysis of the Company.  The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future.  For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

NEVSUN RESOURCES LTD. “John A. Clarke” Dr. John A. Clarke President & Chief Executive Officer Nsu08-10.doc	For further information, Contact: Judy Baker (416) 786-7860 or 1-888-600-2200 e-mail: nevsuninfo@nevsun.com Website: www.nevsun.com